Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 10, 2006

MITTAL STEEL - PRESS CONFERENCE IN ROTTERDAM MARCH 9, 2006

CALL PARTICIPANTS

Roeland Baan	Mittal Steel Company N.V., CEO, Europe
Bianca Markram	Metal Bulletin, Analyst
Matthew Klase	Bloomberg News, Analyst
Kathy Cooper	Merger Market, Analyst
Christopher Rovitis	SteelWEEK, Analyst

PRESENTATION

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Unidentified Company Representative: (Background music - starts in progress) -- very constructive and positive dialogue we have visited our industry client, which our clients employment growth and investment. Now, we will be getting into the second round of discussions with the operating people, between the Belgian government and our company and then these discussions will continue to arrive at a very satisfactory conclusion between us and the Belgian government to satisfy the shareholders.

In the second set, we have also fixed the – we have got the meetings fixed with all the other enrollment targeting this [inaudible] next week and we will do the same thing, we will present our existing plan and engage in dialogue with all the government authorities, presenting our industrial plan in the [inaudible]. This is a very good news for this transaction. We have been saying about [inaudible] asking for [inaudible] for presenting our industry plan now that it happened.

On the second front with the authorities, the stock options [inaudible] authorities. We have begun our discussions with them and we hope that in a couple of weeks they will [inaudible] the offer open, in which case we will have 40-45 days with the shareholders for [inaudible] their offer to this stock [inaudible]. So, [inaudible], which has happened in the last two days and we think that these are very positive developments.

I think very good [inaudible] for those who are joining us [inaudible], just to remind you that [inaudible] company with [inaudible] capacity only global company with business in four continents and a strong [inaudible] integration, high growth and high returns and [inaudible] we have exchanged before that, we have a [inaudible] rate, [EPR] rate of smaller than 45% over last 10 years. We have a very high return on our effects. We have very high ROIC, higher EBITDA margins, so we believe that this is a very positive news for the company as it is for the shareholders of the company.

We have revenues of [$28 billion] in 2005 and we have [inaudible] income of $3.4 billion in 2005. Market capitalization were $24 billion with listing in New York and Amsterdam. We are very successful [inaudible]. We have gone through a [tradition] of [inaudible] from Trinidad in 1989, then we went to Mexico in ’92, in Asia in ’95, [inaudible] when we were in [inaudible] in ’98. We were in developing countries, Romania in 2001 and South Africa in 2004. In the United States and China and the Ukraine in 2005 and 2006 we are working on becoming the most [inaudible] company, which is merger between Mittal Steel and Arcelor.

[inaudible] ISG, particularly the [inaudible] [$250] million in – and we are very much on the way to achieve those [inaudible]. In Kryvorizstal, we acquired end of last year, particular synergy of $200 million and we are already on the way to achieve those synergies. These two companies [inaudible] company, which were six million tons and we have indicate synergies of $200 million and in case of merger between Mittal Steel and Arcelor, we have quantified a billion dollar of synergies.

One [inaudible] here that shows that how we have been able to enhance the potential of the assets of these companies which we have acquired. Prior to acquisition and post acquisition how their productivity has gone up. Most [inaudible] example is the Mexican company, where between, from these three acquisition groups 2004 we have grown our shipments by 70%. But even if you look at acquisitions, whether they be Romania or they be [inaudible], everywhere we have been able to enhance the full potential of the assets.

All this has been possible because we are supported by our knowledge management program, which is a very important knowledge management program where we exchange our knowledge between the various groups, various companies on the various activities and functions. So, really, our investment program has very strict investment criteria. We would like to have a very high return on invested capital, so our benchmark for ROIC is very high.

As a global company we have a very decentralized organizational structure where every company, every country has their own CEOs, own board of directors and they manage their business based on the business plan, which has been discussed [inaudible] between [inaudible] group and [inaudible] companies. And we normally base – we are based in [inaudible] management that [inaudible] and yet the corporate people are involved who are monitoring the performance of these companies.

We have a very strong [inaudible] and we have more than 45 [inaudible] working in the group. They’ve been a very international group, global group with different nationalities. We have very strong management, possibly to groom young people who take higher responsibilities and it has been demonstrated in the past with our performance that we have a strong management group which has been able to deliver the best [inaudible] in the industry.

At a large company, we have to be benefited by continuous improvement and innovation program. We have a group of experts led by [inaudible] [Mackenzie] to look after this [inaudible] improvement programs continue to set up these high benchmarking in terms of productivity [inaudible] so that they have a higher threshold for our performance. We look, maybe the large, but it has always had a focus on cost reduction and that’s – I [inaudible] there was – we had these [inaudible] and other reasons where they are working and they are continuously working on making investment for improving the [inaudible].

With this, I hand over to Roeland Baan, who is our chief executive of European operations and he will discuss about the regions for the steel industry.

Roeland Baan: Yes. Good afternoon. Mittal Steel has consistently been driving [inaudible] consolidations for quite a time now. There are [inaudible] regions underlying this drive for consolidation. One of them that consolidation is necessary for sustainable profitability. Globalization is necessary to reduce the volatility in markets and reduce earnings [inaudible] and have a better capacity management. Only in a consolidated industry are you able to react to market changes and we can gradually react and adjust.

Just as important is the [inaudible] customers. Our customers in this industry have been [inaudible] for a long period now. I come back to it later. But the same is happening on the raw materials. On the raw materials side of the [inaudible], the [inaudible] consolidation [stayed] in place and putting us and industry very much between [inaudible], which drives us to react [inaudible]. It becomes a skill [inaudible] and last, but not least is a western world is losing growth opportunities [inaudible] markets in order to be able to provide [inaudible] growth.

As I said, the globalization on the customer side is growing very, very fast. In 1970, there were still 57 independent automakers. At [inaudible], there were only 13 left and we assume that there will be 6-8 in about 10 years from now. If you look as well as in the [inaudible] of this space, then in 1999 about 40% of total common [inaudible] was taken by the global players and the rest by regional and local players. At 2005, it had grown to over 60% of common [inaudible] done by global players and we expect in 2020 that this will be 90%. So, it’s an enormous drive [inaudible].

The same is happening on the supplier side. Currently, the top five players in the coal market control 60% for the [world]. The top three in the iron ore control 70% of all seagoing trades. This has resulted in tremendous price increase in coal – 111%, and iron ore over 70% in 2005. [inaudible] concentrated, consolidated and it’s very difficult to handle this [inaudible] and this [inaudible].

The consolidation process is such, as a result, is moving in phases. Up to recently, consolidation look at [inaudible], look at [inaudible] has been more or less regional. Mittal Steel has been an exception. Mittal Steel has been on a cross-border consolidation for quite some time now [inaudible]. The next phase is the [inaudible], one [inaudible] ISG acquisition, but the [inaudible] is really opposite [inaudible]. What we see going forward is the formation of really global [inaudible].

One of the main reasons for this is that the opportunities to buy core of the assets is becoming less and less. Secondly [inaudible] are still there are relatively small and carry a high risk of integration and transformation combinations are faster and less risky.

And another very important issue is, as we’ve seen in the consolidation, the price is being paid for companies that are aggressively [inaudible] sharing this vision by now with some other companies, not the least of [inaudible] presented in the Ukraine and the [inaudible] brought up 3.5 billion. And on the [inaudible] the whole thing up to 4.8. So, there’s a 1.3 billion [inaudible] because of the fight for [inaudible]. So, there will be more efficiency possible in [inaudible].

Shareholder advantage is very important. And again, as an example, with the combination of [inaudible] in Mittal Steel, the next biggest player will be third of the size of Mittal Steel. We see the future with a three-tier industry led by global players. These global players will have a scale of 150 million tons [inaudible]. They will be vertically integrated. They will have a global footprint in order to be able to make a use and [inaudible] of the growing emerging markets. And they will have the scale to have effective [inaudible] development programs in order to move into the next range of products. And they will give excellent service to our global customers to [inaudible] distribution centers.

If you look at the new markets, the rationale is simple. The Western world, the developed world has very low [inaudible] growth rates. If you look at this chart, you’ll see that the Western world is between 1-2% growth. Look at the developing emerging world, it’s ultimately around 6%, 7%, 8% of [inaudible]. And generally speaking, these emerging markets still have fragmented market – fragmented steel industry. And so, again, the rationale for the consolidation is steel. This is common vision. I don’t need to [inaudible] to you. Only with the last one, which is [inaudible] that the industry needs to consolidate.

Unidentified Company Representative: With this comment from [inaudible]. Mittal Steel [inaudible] partner to clear the global regions. We will talk about consolidation and we really strongly believe that combination of Mittal Steel and Arcelor is the credible, strong [invested] [inaudible] to bond [inaudible]. And it is a compelling case to create the shareholder’s value and [inaudible].

This merger creates the undisputed leader. Combined companies will have a capacity of about 106 million tons, three times larger than the next company, which is Nippon Steel or JFE or POSCO. Similarly, they will have combined entity will have the highest [inaudible] in the industry base on 2004 performance [inaudible] $9 billion. I speak a little bit today on this Arcelor Stainless Steel Division. [inaudible] has spoken about this business before. Just to give you the background information, stainless steel operations in USA, which is called J&L and Thailand, which is called Thainox, sold their attempts at improving performance. Arcelor used to have [inaudible]. J&L was sold to Allegheny Technologies, which is a U.S. company. And Thainox was sold to Mahagitsiri Group that is in Thailand.

Both these companies [inaudible] after they had been sold to Allegheny. Allegheny Technologies, they have improved its performance post the acquisition. [inaudible] has no clear strategy about stainless steel. But just look at the situation of the top five companies in the stainless steel business. You will find that Arcelor has its own margins, it would compare with the other companies in the business. ThyssenKrupp has 12.5% margin and Outokumpu has 12.8%. And Acerinox, which is one of the top class companies [inaudible] has 5.8% margin. Which means that actual performance in [inaudible] is in the low of the class of – in the profit margin.

J&L, just to give you more information on J&L. J&L was acquired Ugine Steel, which was part of [inaudible] acquired it in 1990 and then they acquired remaining interests in 1998 and Arcelor sold to J&L in 2004 for $60 million. And they had the rationale that they cannot improve – they could not [inaudible] to improve profitability and rationale was given that they want to focus on European and Brazilian activities.

Now a look at Thainox. Thainox, the same situation. Acquired in ’91 and they continue to make investment in this company and investment between the shareholding and the [inaudible] we won’t put any money. And [inaudible] to make investment. And they did not succeed. And finally they sold it to the [inaudible] shareholder, Mahagitsiri in 2004.

We have an example of Unimetal. In 1990, Usinor considered that the long-term products is not – is a non-core business for that because it was not earning cost of capital. So, they associated company, in ’98, they [inaudible] from the shareholders to sell Unimetal. And we bought Unimetal in ’99. And since then, you can see the performance of this company, a pre-acquisition to post-acquisition. [inaudible] EBITDA margin of 7.2 million euro and 2005 is a [inaudible] it has 48.5 million. Similarly, you can see the lost time on the [inaudible], which is – should also improve from 1.55 to 1.1.

What we are trying to say here is that by applying the Mittal Steel model, Unimetal has not only survived, but it also becomes completely profitable. In 1990 Arcelor decided that non-product was not a core business for them, but in 2002, non-product once again become one of its core business. Here we – what we want to say that combination of Mittal Steel with Arcelor will give us an opportunity to leverage our turnaround experiences. We have been on experience of turning around underperforming companies. We can – we are – we look at this company [inaudible] and we can communicate a different business model. We have done it in the case of [inaudible] metal for example. It has made them profitable.

So, [inaudible] marginally successful with behold our decision of anything from this business we would like to examine the different options on this [inaudible] business and based on our own experience and also just to give us [inaudible] differently.

With this, I hand it over to [inaudible] the plan on the [inaudible] when we talk about the value.

Unidentified Company Representative: Good afternoon. I’m here to talk about unlocking the value and to why, from a stock market perspective, the transaction makes a lot of sense for our shareholders and our investor base. Now, we lead a transaction supported by the market, as you can see from this graph. The stock has been trading in line with our offer price and movement in the stock have been amplified by changes in Arcelor’s perspective on the bid rather than the financial results or rather than what they are seeing in terms of value creations [inaudible].

How much value have we created? We have created over $7 billion or euros value from [inaudible] of shareholders. You can see Arcelor share price has improved by almost 45% and even our share price has improved by 9%. Truly, this is a tremendous statements as to what the market needs in terms of the future of these two companies, which [inaudible] now the industrial rationale. More importantly, we’ve also seen an improvement in the pricing of this [inaudible] on a global basis. So, all steel [inaudible] have gone up with – steel participants [inaudible] of the steel industry now has a price of future consolidation is finally taking root.

We have here a sign of some of the research analysts who are endorsing the strategic rationale of this transaction. The prospect sheets. Unfortunately [inaudible] covering the stocks anymore which were consistent, but a few less and just some of their opinion. We are circulating this presentation, so you’re going to have to probably [inaudible] actual slide description this afternoon.

In terms of the profitability and returns, the main point here is that we would have improved EBITDA margins and return on invested capital post this transaction, including the synergies for both the companies. This was very important. It’s important not only for our shareholders, but also for [inaudible] because they will be part of a stronger steel company, a more sustainable steel company. The company which should invest in its future. A company which [inaudible] research and development [inaudible]. And that is what the [inaudible] is about. It’s about creating a stronger [inaudible] in Europe, which has better profitability, better margin and special [inaudible].

If you jump to further upside, as I have noted, this is largely a [inaudible] stock transaction. Therefore, the underlying value of our stock is very important to the [inaudible] shareholders. We have consistently set on the [inaudible] the announced of this transaction, that our stock is undervalued. Here, we have some more research analysts demonstrating how much they will need of our share prices under value. Here you had to be committed to shareholders to participate in this value creation as we have tremendous growth opportunities and capabilities to [inaudible] performs.

We have [inaudible] Premier Investment choice in the [inaudible] steel industry with over $41 billion in market capitalization, which would be double our closest competitors and almost three times our competitors in Europe, which would [inaudible] position in terms of investor or stock market research analyst as well as the financial community.

In [inaudible] enhanced capital markets profile, we’ve been listed in six exchanges in Paris, New York, Amsterdam, Luxembourg, Madrid and Brussels, which is by [inaudible] and we’d be a member of the [inaudible] 40, the CAP40, which would portion for our French shareholder base. Here we are giving you a perspective as to what we think the waiting would be on the CAC40, which would grow from 1.6% to 1.81% as well as on the SBF, which is another [inaudible] that – and [inaudible] positive from a shareholder perspective.

Lastly, we are forecasting a very efficient capital structure and we intend to return extra cash to shareholders as a significant cash from [inaudible] offer and in 25% EBITDA payout ratio over [inaudible].

With that, I’ll hand it over to [inaudible].

Unidentified Company Representative: Thank you. We clearly [inaudible] transaction. It is a tough change in the industry on consolidation. [inaudible] is always being [inaudible] and we are [inaudible] in the past in terms of consolidation and that has really improved the health of the industry, which [inaudible] industry and I see that this particular transaction is big new landscape for the steel industry and we promote an initiative of [inaudible] process of consolidation.

Clearly, that fifth module will place undisputed living global three company, which I have shown to you that [inaudible] and the second competition difference is about three times. This combination of these two companies will create a lot of growth and is then is creating opportunities. Growth, whether it is internal or external, value creation to the merger, so it’s [inaudible] nature to the synergies and to really unique platform. We talk about the synergies and with a billion dollars synergies we have [inaudible] and there are other [inaudible] synergies also there.

Combined companies we have a very strong financial [inaudible] in terms of the performance and the [inaudible] of balance sheet. We continue to – we intend to have a higher investment grade integrating all the time. And this strong financial balance sheet will allow us to continue to grow in the future. Clearly, [inaudible] is as such that we pay distribute on Europe. [inaudible] as the United States [inaudible] to Arcelor, we have a clear leadership position in terms of [inaudible] of products. Our customers are different that [inaudible] explained. They are consolidating. They need a better and better product. They need a stronger partner where this strong research and development capability and clearly this merged company will officially bear this demand.

There are three short [inaudible] of [inaudible]. Clearly that will give better access to the investor to participate in various countries. This kind of consolidation, this kind of a merger and when we see the [inaudible] and that [inaudible] will clearly require relating of the industry and we believe that [inaudible] improvement for [inaudible] for all the stakeholders. Thank you.

With this, we will open for questions.

QUESTION AND ANSWER SESSION

Operator: [OPERATOR INSTRUCTIONS]

Unidentified Company Representative: We have – [inaudible] and then we’ll go the conference call and take three questions from the conference call and then back to the room again. So, if we start here. The gentlemen in the front.

Unidentified Audience Member: [inaudible] vicinities. [inaudible] seven or very bright?

Unidentified Company Representative: I don’t get into the most expression of people. If it keep the emotions aside, we have clearly seen our experience synergies, which are available to us in [inaudible] and [inaudible]. And we have identified a billion dollar of synergies based on our experience, which in my opinion, could be more if you have more access to the company information. We are very confident that this billion dollar synergies can be achieved.

[inaudible] personal opinion of liking or disliking, but we believe that both companies have a lot in common in terms of vision, in terms of strategy, in terms of product mix and in terms of creating a global company. Both companies have a very similar culture in their management and we believe that this combination is a perfect fit between the two companies.

Unidentified Audience Member: [inaudible] my first question was the vision [authorities] were the [inaudible] one to get you into your plan. Was it the reward for the [inaudible] is the first question. The second question, you’re fine, it is – already close to fine. And in this extreme, explain what you intend to do with the [inaudible]. If not, when do you express yourself about this?

Unidentified Company Representative: We are very grateful to Belgium authorities to allow us to present our industry plan. We had a very constructive and positive meeting yesterday with the prime minister and the member [person] of [Waloni and Flemish Gorman]. We have, relative our business plan, explained them, have given them a copy of our industry plan, which is running more than 100 pages and we explained them the major points of our industry plan. I think now the next process has begun when now they will have time to study their appointed advisors and our operating team will be sitting down with them to discuss further on this industry plan. I’m supposed to have the next meeting with the prime minister end of March or beginning of April, to come to a satisfactory conclusion with the stakeholders.

One the lead, we have said that we are open to look at possibility of further extending the operation. We have not said that we – that we will not shut it off, but we said that in large entity, in the merge entity, it offers more, fortunately, than more options to the company. And we will enter with the open mind to look at it.

Unidentified Company Representative: Gentleman in the back?

Unidentified Audience Member: [inaudible] a couple of questions for you. And the first one, Mr. [inaudible] has said that he has met around 50% of the shareholder possible, which is a lot. And he said a lot of them are in the – my question is [inaudible] shareholders, what’s their view. And the question from Mr. [inaudible], he said, well, we [inaudible] higher bid. We will have to review our position. Maybe an opening from [inaudible]. Is that a possibility for you? And he said, well, it should be [inaudible].

Unidentified Company Representative: [inaudible - microphone inaccessible]

Unidentified Company Representative: Sure. We actually have met almost 60% of [inaudible] as well. And I think the proof is in the way the market has reacted. As soon as [inaudible] the stock price improved. Then when [inaudible] the stock price fell. So, clearly, the market is very much focused on this transaction going through. In terms of increasing our price, we believe we have offered a very fair value transaction. And the point that we’re trying to get across to everyone is that our shares are undervalued. And we went through a presentation just earlier on demonstrating how the research community believes there’s almost 30-35% upside in our share price. On a technical basis, we can see that the growth underlying our company is tremendous. We have strong mining assets. We have a strong track record. And clearly, the value offered in terms of our shares in more than perhaps the market is anticipating at this point in time.

Unidentified Company Representative: Can we switch to the conference call not to three questions?

Operator: Your first question comes from the line of Bianca Markram with Metal Bulletin. Please proceed.

Bianca Markram: Hello. I’d like to know, firstly, when you will meet the next government officials to hand over your industrial plan who will be next? And when is that meeting scheduled? And secondly, I’d also like to know when you will be presenting your industrial plan to the shareholders. And thirdly, I would like to know where you can divulge any more details on the company’s industrial plan as we’ve only so far had information on the six-page summary.

Unidentified Company Representative: During next week, we will be meeting all the three governments to present our industry plan. At this time, we will be discussing and explaining our industrial plan to all the three remaining governments. And we believe that after this we will – in the same time, we’ll be working with the regulatory authorities and once they’ve declared this proposal open for the public, for the shareholders, then they’ll have about 30-45 days to tender their shares to the stock exchange.

Operator: Your next question comes from the line of [Matthew Klase] with [Bloomberg News]. Please proceed.

Matthew Klase: Hello and it’s Matthew Klase at Bloomberg. And the question, really, I heard your prognosis on Arcelor stainless steel assets, but I wasn’t clear whether you actually believed that you can turn those assets around or you wanted to sell them. It sounded like you could – you were able to turn them around with your business model.

Unidentified Company Representative: We – the stainless steel market is difficult market. But clearly, with we say – we are saying that with our experience of various – turning around various companies, we gave an example of Union Metal, which we acquired from [inaudible]. And we believe that with our experience we would like to look at a portion of turning around this business or looking for a different [inaudible] in consolidation or globalization. So, we are not closing our door and saying that we will only exit.

Unidentified Company Representative: From our point of view, we believe that there is a strong turnaround potential, highlighted by the fact that, if you look at its operation margin, it is almost a third of the operating margin of the other two major stainless producers in Europe, namely [inaudible]. The business has consistently underperformed its competition. We believe, with our capabilities along with the – our store management team, we can improve that business going forward.

Matthew Klase: Thanks very much.

Operator: Your next question comes from the line of [Kathy Cooper] with Merger Market. Please proceed.

Kathy Cooper: Hi. I’d like to know when, roughly, you’re expecting the regulations to approve the bid so that you can really release the full [inaudible] to come out. And the second one is [inaudible] are you completely ruling out ever increasing the offer. And the third one is that would you really go ahead with the deal if you got 50% of acceptances. Would that really be sufficient for you as part of your [inaudible] acquisition?

Unidentified Company Representative: We are expecting that – at this time, we are in discussions with the regulatory authorities and we expect that in first 10 days or 15 days of April, we will have the offer open for public. And then we’ll give them about 40-45 days to – 40-45 days to tender their share. We believe that our offer is very attractive and there it – we have no intention of changing anything.

Unidentified Company Representative: And in terms of the 50% acceptance is we would have control over the business, we believe that this is sufficient as what we have said in the beginning of our terms and conditions.

Unidentified Company Representative: [inaudible - microphone inaccessible]

Unidentified Company Representative: Okay. We move back to the room for the next set of questions.

Unidentified Audience Member: You’re saying that if you are to [inaudible] especially. So, it’s clear you are. In terms of creating value, who [inaudible], of course, there is a better way to really – to create value because they [run] the performance and also then [inaudible].

Unidentified Company Representative: It is, I think, in our opinion, Arcelor and Mittal Steel offers much more synergies and much more positive move in consolidation, creating of the global [inaudible] company, sharing the same vision and there is a very limited overlapping, the complementing each other in the different continents of the world. If you look at the whole configuration of the business of what companies, if you look at the strategies, I think this is the most compelling case in the steel industry.

Unidentified Company Representative: [inaudible] yes.

Unidentified Company Representative: This gentleman here.

Unidentified Audience Member: [inaudible] are you willing to pick up your majority stake and combine company, then are you really to give us your control interest in the [inaudible]?

Unidentified Company Representative: Yes, we have no plans on either front, I think, giving up majority economic or controlling stake in the company. We have demonstrated that we are reasonable as a company as well as a family. We’re working to the interest of our shareholders as we unilaterally reduce the voting from 10 shares – 10 votes per share to two votes per share. And what we have said always and continue to say that we will be reasonable in our approach to all [inaudible] related to the company and to the family.

Unidentified Company Representative: Okay. This gentleman in the front?

Unidentified Audience Member: Hi. My name is [Jethro} [inaudible]. So, [inaudible] situation of this [inaudible] because many are [inaudible] to [inaudible]. So, let me ask it this way. So, [inaudible] intend to [inaudible] in the near future. So, I was just wondering why these are still – has not taken any action in [inaudible]. So, I just imagine to reason. So [inaudible] you did not want the company [inaudible] just a little [inaudible] in the future. So, could you talk about that situation? So, a bigger question is, I’m sorry. So [inaudible], you said in that [inaudible] three or four [inaudible] will produce over 100 million ton in near future. So, but if Mittal Steel take over Arcelor, so [inaudible] over 100 billion, but it has nothing to do that. What do you think about that?

Unidentified Company Representative: Not only the Japanese companies steel companies, but all the steel companies in the world are watching this merger. And we have seen that there is a very – a lot of excitement in the steel industry. Since the announcement of this transaction we have created value for – not only for these two companies, but also for the steel industry in general. I was giving example to one of your colleagues in last days that total market capitalization of the steel investors is about $500 billion and with the announcement of this transaction, the steel industry has grown in value by at least 6% in general and 30 – 40% of [inaudible]. So, there has been a lot of excitement and the steel industry sees this transaction [inaudible] for consolidation.

In the steel [inaudible] I must tell that – tell you that we are very good relations in alliance [inaudible]. Not only in alliance, we have financial joint venture in [inaudible] still in our U.S. operations. And this is a large financial involvement of $1.2 billion. It started more than 10 years back. So, our relations with the Japanese industry has been very old and we have excellent relations in terms of our joint venture as well as our alliance. The Japanese industry as already consolidated very well and they are on the way for further consolation within Japan. And we are very happy about this. And we have no intention of looking at the Japanese steel industry. We have announced that we will definitely look at China and India as a combined entity.

For this reason, we have already got one project, which is to find [inaudible] back. Also, to just [sign] now. So, good companies want to strengthen their presence in China and this will be one of our major focus area. Plus in their offers, a lot of opportunities for both the companies and we will look – we only are not find [inaudible] in India for a new [green tree] product. And we will continue to work on this project.

Unidentified Company Representative: Next question [inaudible]?

Unidentified Audience Member: Hi [inaudible] with Associated Press. Just two questions that you can answer very briefly and then one maybe [inaudible]. Is it anything more than a historical accident that you’re based in Holland? Is there any benefit that the company has for being here? Secondly, could you maybe give us one concrete example of why it is that Mittal was able to turn around companies that are – either have low margins or are losing money when other people can’t turn it around? And then, finally, some of the arguments that you’ve given for why the deal is so good had to do with that the market like this, the stock prices are going up [inaudible]. That’s unfortunate for Mittal, in a certain sense. It makes it more difficult for you to acquire people in the future. What are the latest signs or evidence that you think this deal will go forward apart from the share price increase?

Unidentified Company Representative: [inaudible - microphone inaccessible]

Unidentified Company Representative: Sure. It’s not a historical accident that we’re based here in the Netherlands. We’re based here for many good reasons. First, when we decided to publicly close [inaudible] company from Mittal Steel, we chose [Ireland] because it’s central to Europe. We believe it would attract like management, talent and pools. It was a neutral territory. We had facilities in Germany and we were looking at facilities in France and we thought choosing a place like Netherlands would demonstrate that. We’re an open and transparent company. And since then we’ve been here in Holland.

In terms of why we’re able to turn around companies, it has to do with basically two main – or three main pillars. The first that we’re a global company. As a global company operating in 14 countries, we have access to different knowledge of steelmaking expertise in industry, which has been tremendously powerful. I mean, we go to places like Romania and we discover practices which the Americans are not aware of. When we go to South Africa, we discover practices. Even in Tajikistan we discovered interesting practices of steelmaking and finishing.

To our knowledge transfer program in which almost 1,000 people participant annually, we’re able to transfer that knowledge across the organization very quickly. And that’s been exceedingly powerful. We have [inaudible] meetings in each functional area, whether it’s hot rolling mill performance or [inaudible] performance or even things like accounting, finance and marketing.

And the reason why we can do it is the third reason, is our culture. We have an open, transparent and a performance driven oriented culture. We don’t have barriers within our company. People come to meeting prepared. We have open discussions, transparent discussions and there’s a lot of motivation to improve performance because as the company grows, people are getting bigger and better responsibilities. So, the key pillars of our organization, which I believe are unique, is the fact that we are global, the fact that we have a very strong knowledge exchange program which allows for this improvement. And third, a culture which support it because we are so open and transparent and performance oriented.

Unidentified Company Representative: No, I think that covers well [inaudible].

Unidentified Audience Member: And evidence would that this deal will go through ...

Unidentified Company Representative: Apart from the share price movement, I don’t know what barometer you will use.

Unidentified Audience Member: [inaudible] your [inaudible] with shareholders.

Unidentified Company Representative: Will that share – oh, in terms of discussion with shareholders. I can’t talk about my discussions with shareholders [inaudible] in the market. I think they voted with their feet because at the end of the day they decided the pricing of [inaudible] securities. On a more general level, we see a positive endorsement of the transaction from different political circles. Clearly, the EU is excited because EU believes this creates a stronger European company. Various other governments are neutral to positive. The industrial plan is exceedingly impressive and as governments come to be made aware of what the industry plan is and what our plans for the combined entity is, I’m sure they will begin to recognize that this is actually better for jobs, better for investment and better for the overall steel industry.

Unidentified Company Representative: Okay. Can we move back to the conference call?

Operator: [OPERATOR INSTRUCTIONS]

Your next question comes from the line of [Christopher Rovitis] with SteelWEEK. Please proceed.

Christopher Rovitis: All right. Good day. Christopher Rovitis from SteelWEEK here in London. My question is with regard to the regulators, the financial regulators. Are you able to indicate in each countries you have received feedback and when this happened? I would also be interested to know is what sort of feedback they gave, if you could go into detail about that. And in terms of your talks over the next four weeks or so, could you possibly see any hindrances or can you indicate what needs to be discussed going forward in this case?

I also have one more question with regards to investments – future investments of future acquisitions. Mr. Mittal had mentioned China and India. But I also wanted to know if there is any real interest in Iran as well, going forward. Thank you.

Unidentified Company Representative: In terms of the regulators, there are two regulators who are examining this transaction – the Belgian, the Spanish and the Luxembourg authorities. They are working together, so they have a common working group.

Christopher Rovitis: Okay.

Unidentified Company Representative: And they come back to us with comments on a unified basis.

Christopher Rovitis: Okay.

Unidentified Company Representative: They’re working through the document. They did issue a press release a couple of weeks ago which talked about the terms of the offer and that they reviewed it and they published it, which means that the only aspect which is really remaining is disclosure. Is there enough disclosure in the offering document for the benefit of our similar shareholders?

Christopher Rovitis: Okay.

Unidentified Company Representative: We believe this is a normal process and we expect to the document become effective in the beginning or middle of the month of April.

Christopher Rovitis: Okay.

Unidentified Company Representative: In terms of investments, we have talked about China and India, but normally we don’t comment on specific countries, especially when the countries become smaller and there are only a few targets because it gets very company specific as well. So, I’ll refrain from commenting on any other part of the world.

Unidentified Audience Member: I see, because there have been reports that Mittal Steel is indeed possibly interested in facilities in Iran.

Unidentified Company Representative: Sure, there has been a lot of speculation on what are we doing.

Unidentified Audience Member: Okay. Fair enough.

Operator: Your next question comes from the line of Matthew Klase with Bloomberg news. Please proceed.

Matthew Klase: Hello. I just wondered if there are still any antitrust issues to be resolve in Europe or whether you have received any feed back from the EC on whether Mittal and Arcelor can combine without having to shed assets in this region.

Unidentified Company Representative: We are in the process of discussion with the EU at this time. And we believe that they are linked at overlap and our discussions are continuing. And once we have – we believe that we will have very satisfactory conclusion of the negotiation with them. However, our transaction is not subject to conclusion with the EU authorities.

Unidentified Company Representative: Okay. Moving back to the room, any further questions? The lady here?

Unidentified Audience Member: Thank you. I would like to have more [inaudible] with paying you towards the 20th of February. And is – do you see this [inaudible] is worth at the beginning of the operation? Thank you.

Unidentified Company Representative: We will be meeting Spanish authorities also next week and we will present our industrial plan. And I hope that our discussions will be really constructive and positive with them. And we will be able to convince Spanish authorities as well that this transaction makes strong industry logic and sense and we will have their support also.

Unidentified Company Representative: [inaudible - microphone inaccessible]

Unidentified Audience Member: This is one question [inaudible]. Did [inaudible] about [inaudible] France because the [team] you clinched it and [inaudible]. Were you aware of what was going to happen?

Unidentified Company Representative: Well, before we knew about this. And the [inaudible] was already arranged. The [inaudible] was, well, for sort of [richest] improvement.

Unidentified Company Representative: Our discussions with them focused only that in case we do something in Arcelor, whether they would be interested in buying [inaudible]. There was nothing ...

Unidentified Company Representative: Or if, if ...

Unidentified Company Representative: It is after they backed out of the [inaudible], they recalled the matter for discussion.

Unidentified Company Representative: Up until they backed out.

Unidentified Company Representative: This gentleman [inaudible].

Unidentified Audience Member: Since you made your [inaudible] public, there was – where it was particularly used is the workers I have today.

Unidentified Company Representative: What?

Unidentified Audience Member: With the workers of the team industry. And as you know, Arcelor [inaudible] Europeans working comes to have you got a strong social deal on the U.S. in that group? What are you intentions where you’re a bit to be successful?

Unidentified Company Representative: I think in mobile, the [inaudible] is following is the very different from the model that we have in Europe. If you look at our operations, we have [inaudible] companies we have, in all our boards, participation of the workers or of the unions. We have European workers counsel. We are, at the moment, in the process of including in that, the East European units. We are, as well, planning to have a dialogue with the social dialogue group of Arcelor. So, in model, in spirit and in practice, there are no real differences and we will continue with as that.

Just as a maybe a valuable sight because it’s interesting to note there are, of course, some worries. We have had very positive reactions [torn]. For instance, the leader of Soviet [inaudible] in Poland, who basically supports a bit out of the [inaudible] experiences with Mittal Steel. [inaudible] we have an extremely good working relationship with them and even the [French unions] inside our [inaudible] plan, have given their support to our bid [inaudible].

Unidentified Audience Member: Did you want to give the antidote that you gave this morning on [CGC]?

Unidentified Company Representative: It’s after the reaction of Arcelor on the bit and especially with some information that we would have – different social model. [inaudible] went out with a bunch of – with a [inaudible]. The Arcelor was a bit short of memory because it was them that actually tried to close down [inaudible] in the Mittal. But we took it over that we Mittal without Mittal Steel would not have existed anymore. And in the end, they had a fantastic [venture], which as we all know, capitalists are bad, but [inaudible].

Unidentified Company Representative: Any final questions? You [inaudible].

Unidentified Audience Member: [inaudible] you explained why you can’t be able to turn around that for the companies. You possibly had a couple of [XR] where Arcelor wasn’t able to. How come they weren’t able to make these turnarounds?

Unidentified Company Representative: I think this question would be better answered – this question should be answered by [Dan], but we have only shown that there are a few examples where we have performed well and we have been able to turn them around very well. We have been able to enhance the productivity. We have been able to reduce cost. And we have been able to make them profitable. And we do not have experience in this [inaudible] business. But we believe as a business model, perhaps with our global experience, with our such a strong management talent, we will look at today at a different angle and see how it can be made profitable and sustainable.

Maybe there are [inaudible] of consolidation and globalization in this business. But clearly there’s a difference between EBITDA margin of Arcelor with the EBITDA margin of the competition. In our companies, we watch these things very carefully when we find substantial difference between the EBITDA margin of – EBITDA margin between our company and our competition in the region. And we really [collect] on that. So, with all this experience with our culture, be believe that we should look at it differently and perhaps we should bridge this gap of EBITDA margin between the competition and Arcelor. Thank you.

Unidentified Audience Member: [inaudible - microphone inaccessible]

Unidentified Company Representative: This we will discuss after the merger is complete.

Unidentified Company Representative: [inaudible - - microphone inaccessible]

Unidentified Audience Member: Yes. I [inaudible] take over one more company in North American market [inaudible]. I’m just thinking the situation would be, if they would do that, what the situation would be [inaudible] for Mittal Steel because of the [inaudible]. That does not [inaudible]. The second question, I [inaudible] Mittal Steel almost one year ago, so you would catch 30% of total employee. So, was just wondering what happened [inaudible]. You listened to [inaudible], so after the takeover of [inaudible].

Unidentified Company Representative: [inaudible] job cut, which is – which I announced for the year-and-a-half back. There are basically in the Eastern and Central Europe. There are a couple of reasons for these job cuts. First of all, all the job cuts are not layoffs. They are voluntary retirement scheme, which is an [inaudible] with the Union and with society and community. They also, during our prioritization agreements, we have had agreement with the various [inaudible] and also with the European Union to achieve certain [inaudible] and product duty numbers. So, all these job cuts are arising out of our [inaudible] with the Union, [inaudible] with the government as part of our prioritization. And like [inaudible] government, we announced that productivity of the [inaudible] willing to Western Europe and companies in the next five to 10 years.

So, all these are the initiatives which are supported by the Union community and the government doing full productivities of these companies. In case of Arcelor, Arcelor is [inaudible] in terms of [inaudible], however they are not [inaudible] United States, but still they have done a good job in improving their productivity and they already have [inaudible] with the Union and the community on the job reduction, job cuts or voluntary time and scheme. They have program for the [inaudible]. We are saying that arising out of this merger, there will not be any additional job cuts.

Unidentified Company Representative: What we said was that it would be 45,000 leaving the organization voluntarily over the next five years. And last year, we had 10,000 people leave the organization voluntarily. You might call that job cuts. We call it voluntary severance from the company or voluntary separation.

And that’s an ongoing process within the organization to achieve productivity. If you go through the social commitments that we have and the unions at all of these facilities, you will find that they are great support of what we have done with these companies that they can see the investments. The [USWA], the American union has come out in support, the Polish union has come out in support, the Mexican union has come out in support, the German union has come out in support.

And in all of these areas, we have practiced the no force redundancy or no termination policy, but voluntary separation policy. In terms of your question on North American market, we don’t want to comment specifically. We just don’t see that as a realistic possibility. Even if you ask Arcelor, they’re not focused acquiring another facility in North America.

Unidentified Company Representative: Okay. Thank you all very much.

Unidentified Company Representative: Thank you. Thank you for coming and thank you for joining.

Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.